FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Interim Business Report

First half of the fiscal year ending March 31, 2009

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2, 2009

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2009

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director
Executive Vice President
Chief Financial Officer

Amendment to the 90th Interim Business Report

This is to amend English translation of operating results for the six-month period ended September 30, 2008, which were prepared in accordance with U.S. GAAP and included in the 90th Interim Business Report delivered to shareholders.

Please refer to the underlined items of attached documents for the details of the amendment.

Corrections of Parts of the 90th Interim Business Report

We hereby correct parts of the 90th Interim Business Report.

(The amounts corrected are underlined.)

(1) I. BUSINESS REVIEW, Trends in Values of Group Assets and Profitability (p.21)

•	Total Trading Transaction of Six-month period ended September 30, 2008

	(Millions of Yen, Except Net Income per Share)
	Before Correction	After Correction
	Six-month period ended September 30, 2008	Six-month period ended September 30, 2008
Total Trading Transactions	¥8,536,664	¥8,973,117
(2) Statements of Consolidated Income (Unaudited) (p.31) • Total Trading Transactions of Six-month Period Ended September 30, 2008
	(Millions of Yen)
	Before Correction	After Correction
	Six-Month Period Ended September 30, 2008	Six-Month Period Ended September 30, 2008
Total Trading Transactions	¥8,536,664	¥8,973,117

(3) Operating Segment Information (Supplementary information) (Unaudited) (p.37)

•     Total Trading Transactions of Six-month period ended September 30, 2008 of Energy Segment, Total, and Consolidated Total.

Six-month period ended September 30, 2008

	(Millions of Yen)
	Before Correction	After Correction
	Energy	Energy
Total Trading Transactions	¥1,211,618	¥1,648,071
Six-month period ended September 30, 2008
	(Millions of Yen)
	Before Correction	After Correction
	Total	Total
Total Trading Transactions	¥8,534,683	¥8,971,136
Six-month period ended September 30, 2008
	(Millions of Yen)
	Before Correction	After Correction
	Consolidated Total	Consolidated Total
Total Trading Transactions	¥8,536,664	¥8,973,117

Corrected Operating Segment Information is as follow.

(The amounts corrected are underlined)

Six-month period ended September 30, 2008 (from April 1, 2008 to September 30, 2008)

	(Millions of Yen)
	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemicals	Energy	Foods & Retail	Consumer Services & IT	Logistics & Financial Markets
Total Trading Transactions	846,356	818,746	1,070,013	1,380,433	1,648,071	1,040,358	479,885	107,605
Gross Profit	34,324	91,769	62,138	55,070	167,126	42,056	46,139	34,234
Operating Income (Loss)	16,553	84,254	14,700	26,951	138,465	10,505	(2,446)	14,198
Equity in Earnings of Associated Companies	2,395	51,536	7,805	3,563	19,608	992	1,650	(3,628)
Net Income (loss)	9,285	91,962	17,131	3,971	83,103	5,357	(4,691)	1,214

Total Assets at September 30, 2008	686,868	1,001,520	1,535,186	845,918	1,782,007	702,599	697,407	623,750

		Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions		1,000,735	258,875	320,059	8,971,136	1,748	233	8,973,117
Gross Profit		65,199	12,851	17,204	628,110	2,807	(2,230)	628,687
Operating Income (Loss)		26,657	(229)	3,338	332,946	(46)	(22,100)	310,800
Equity in Earnings of Associated Companies		1,979	(83)	119	85,936	23	(94)	85,865
Net Income (loss)		13,927	2,944	24,771	248,974	3,188	(11,614)	240,548

Total Assets at September 30, 2008		726,863	278,820	310,585	9,191,523	2,881,936	(2,355,659)	9,717,800

MITSUI & CO., LTD.

Interim Business Report

April 1, 2008 to September 30, 2008

The 90th fiscal year of Mitsui & Co., Ltd.

Translated document

This report has been prepared in English solely for the convenience of foreign readers, based on the *Chukanhokokusho* for the first half of Mitsui's 90th fiscal year. The original report in Japanese is definitive.

Terminology

In this translated report, the terms the "Company" or "Mitsui" refer to Mitsui & Co., Ltd.

From the President

We are pleased to bring you the Interim Business Report for our 90th fiscal year, which ends on March 31, 2009.

For the six-month period under review we achieved consolidated net income of ¥240.5 billion. Although this is ¥11.4 billion lower than for the interim period of the previous year, it nonetheless represents very strong performance when considered in the context of the large profits from asset sales that boosted results in the previous year.

The interim dividend for the period has been increased to ¥25 per share, ¥2 higher than for the previous interim period. Moreover, based on our dividend policy of targeting a consolidated payout ratio of 20% and assuming we achieve the consolidated net income target for the year of ¥460.0 billion, we plan to increase the total dividend for the full year to ¥50 per share, compared to the ¥46 per share paid for the year ended March 2008.

The business environment has been changing rapidly, with a further escalation of turmoil in the financial markets arising from the U.S. sub-prime problem since late September, share markets falling, and the Japanese yen strengthening. The domestic economy is faltering, and it will be necessary to keep a close watch on the impact the financial market problems make on the real economy, along with the effect of falls in the commodity markets.

Given this environment, we will be working to maintain a sound financial condition. Based on the Medium-Term Management Outlook we announced in May 2006, we will continue efforts to increase our enterprise value by making optimal use of our comprehensive business engineering capabilities and management resources.

We look forward to your continued support.

Shoei Utsuda

President and Chief Executive Officer

Note: In this translated report, the term “the Group” refers to “corporate organizations” as defined in Clause 2, Article 122 of the enforcement regulations of the Corporate Law of Japan.

First half of the fiscal year ending March 31, 2009

(April 1, 2008 to September 30, 2008)

TRENDS IN KEY CONSOLIDATED MANAGEMENT INDICES

	(Billions of yen)
	Six-month period ended September 30, 2005	Six-month period ended September 30, 2006	Six-month period ended September 30, 2007	Six-month period ended September 30, 2008
Gross profit	359.9	406.0	478.5	628.7
Operating income	105.3	125.1	179.5	310.8
Equity in earnings of associated companies	38.8	74.5	72.4	85.9
Net income	83.2	154.5	251.9	240.5

PART I: BUSINESS REVIEW

1. OPERATING ENVIRONMENT

THE GLOBAL ECONOMY

In the six-month period ended September 30, 2008, the real economy in the United States remained decelerated especially due to a continued decline in residential investment, while supported by an increase in exports and growth in consumer spending stimulated by income tax rebates. From September 2008, however, the turmoil in financial and capital markets intensified with some financial institutions going bankrupt, and there was an increasing sense that the economy was slowing down rapidly.

In Europe, housing investment and consumer spending slowed, and the losses posted by financial institutions increased further.

In Asia, China and other countries continued to post strong growth, with higher levels of construction and capital investment as well as increases in exports, despite high prices of crude oil and raw materials causing rising inflation in the region.

Prices for crude oil, non-ferrous metals and other internationally traded commodities reached record highs in July 2008, and subsequently started to decline.

In order to counteract the turmoil in financial and capital markets, governments and central banks of various countries implemented coordinated measures, including injecting public funds into financial institutions, supplying funds to the markets, and lowering policy interest rates.

JAPANESE ECONOMY

In Japan, economic conditions continued to deteriorate, impacted by factors including high crude oil prices. Consumer spending slowed overall, with lower consumer sentiment resulting from high gasoline prices, despite strong sales of flat-screen televisions and personal computers.

Construction investment gradually recovered after falling off as a result of the enforcement of the revised Building Standard Law in 2007, but the slowdown in the domestic economy caused housing sales to stall, and as a result business confidence in the construction and real estate industries remains low.

Exports of basic materials such as steel products to China and other Asian countries were resilient, while exports of automobiles to resource-rich countries such as Russia and the Middle East were strong, but exports to the United States and Europe started to decline.

In foreign exchange markets, the Japanese yen fluctuated within a limited range against the U.S. dollar, but appreciated sharply against the Euro after reaching a record low against the currency in July 2008.

The Japanese and global economic environment is unstable, due to the global economic downturn caused by the turmoil in the financial and capital markets, the fall in international commodity prices and the rapid appreciation of the Japanese yen. These trends and their impact on the real economy would spread further in the period of this fiscal year.

2.	OPERATING RESULTS, FINANCIAL CONDITION AND ETC.

1	EXECUTIVE SUMMARY

BUSINESS PERFORMANCE OVERVIEW

Mitsui and its subsidiaries posted consolidated net income of ¥240.5 billion, ¥11.4 billion lower than the ¥251.9 billion recorded in the corresponding six-month period of the previous fiscal year (“previous interim period”). This resulted from the following factors. The Mineral & Metal Resources and Energy Segments posted higher gross profit, equity in earnings of associated companies—net (after income tax effect) and dividend income, reflecting continued rising prices of related commodities and increases in production volumes. The Machinery & Infrastructure Projects and Americas Segments also recorded steady improvements in net income. On the other hand, the Consumer Service & IT Segment performed unfavorably overall, mainly due to write-downs of inventories in the residential housing business in Japan. Furthermore, due to the sharp decline in the equity markets, the Group recorded impairment losses of ¥24.7 billion, including those on listed securities such as shares in Mitsui Chemicals, Inc. (Japan) (“Mitsui Chemicals”). The main factor behind the decline in net income compared to the previous interim period was the recording of substantial one-off gains on the sale of assets, amounting to approximately ¥93.0 billion in total, in the previous interim period.

FINANCIAL CONDITION

Total assets as of September 30, 2008 were ¥9.7 trillion, an increase of ¥0.2 trillion compared to March 31, 2008, primarily because of higher commodity prices. Investments and plant, property and equipment (“PPE”) were level with March 31, 2008, with additional investment in Valepar S.A.* (Brazil) (“Valepar”) and capital expenditure for various expansions in the Mineral & Metal Resources and Energy Segments offset by the impact of lower stock prices on Japanese stock exchanges and the impact of the appreciation of the Japanese yen on overseas investments and PPE holdings of overseas subsidiaries. As of September 30, 2008, shareholders equity remained level with March 31, 2008 at ¥2.2 trillion, with an increase in retained earnings offset by the impact of foreign exchange rates and stock prices. The Net Debt-to-Equity Ratio (“Net DER”) was 1.32 times, partly as a result of an increase in interest-bearing debt.

*	Valepar is the holding company for Brazilian mining company, Companhia Vale do Rio Doce S.A. (“Vale”).

CASH FLOW

Net cash provided by operating activities for the six-month period ended September 30, 2008 was ¥61.9 billion, reflecting, despite steady growth in operating income, a net increase of ¥253.3 billion in Mitsui’s cash outflow due to increased operating assets less liabilities, including increased inventories and derivative assets. Net cash used in investing activities was ¥191.5 billion, mainly due to investments for expansions of projects in the Mineral & Metal Resources and Energy Segments. As a result, free cash flow, the sum of these two categories, was a net outflow of ¥129.6 billion.

2	RESULTS OF OPERATIONS : Key items of consolidated income

GROSS PROFIT

Gross profit for the six-month period ended September 30, 2008 was ¥628.7 billion, an increase of ¥150.2 billion compared to the previous interim period. This was due to the following factors. The Energy Segment recorded substantially higher profit, which was mainly attributable to solid performance by oil and gas producing business and coal business, reflecting continued high prices in the market and additional production. The Mineral & Metal Resources Segment also reported higher profit, reflecting higher iron ore prices.

In addition, the Americas Segment, automotive and other machinery businesses, as well as the Iron & Steel Products and Chemical Segments showed solid performance, reflecting a favorable economic environment mainly in emerging economies, despite the slowdown seen since this summer.

OPERATING INCOME

Operating income* for the six-month period ended September 30, 2008 was ¥310.8 billion, an increase of ¥131.3 billion compared to the previous interim period. Factors contributing to this substantial increase included the large increase in gross profit noted above, which was partly offset by increases in selling, general and administrative expenses including higher expenses pertaining to scale expansions in line with the merger of energy-business subsidiaries and increases in personnel costs in Logistics & Financial Markets and Machinery & Infrastructure Projects Segments.

*       Operating income = gross profit – selling, general and administrative expenses – provision for doubtful receivables

EQUITY IN EARNINGS OF ASSOCIATED COMPANIES—NET (AFTER INCOME TAX EFFECT)

Equity in earnings of associated companies—net (after income tax effect) for the six-month period ended September 30, 2008 was ¥85.9 billion, an increase of ¥13.5 billion compared to the previous interim period. This was attributable to the following factors. Earnings increased at Robe River Mining Company Pty. Ltd. (Australia), reflecting an increase in iron ore prices, and Compania Minera Dona Ines de Collahuasi SCM (Chile) (“Collahuasi”), reflecting an increase in copper prices and additional production.

Furthermore, overseas power producing businesses recorded mark-to-market evaluation losses on power contracts,* but these losses were lower than in the previous interim period. Meanwhile, although the rise in iron ore prices was a factor contributing to the increase, earnings were lower at Valepar, due to a sharp drop in nickel prices and the appreciation of the Brazilian real against the U.S. dollar.

*  We recorded mark-to-market evaluation losses, based on wholesale power market conditions, with respect to power contracts entered into for the purpose of fixing cash inflows from power sales.

NET INCOME

Net income for the six-month period ended September 30, 2008 was ¥240.5 billion, ¥11.4 billion lower than in the previous interim period. In addition to the higher operating income and equity in earnings of associated companies—net (after income tax effect) outlined above, factors contributing to net income included the following:

•        Dividend income for the six-month period under review was ¥38.9 billion, ¥10.5 billion higher than in the previous interim period. This included dividends from LNG projects in the Middle East and the receipt of dividends for the first time from an LNG project in Equatorial Guinea which started commercial shipments in May 2007.

•        Loss on write-down of securities increased by ¥12.0 billion to ¥24.7 billion. The write-downs were recorded mainly with respect to holdings of listed securities and resulted from the sharp fall in equity markets in the six-month period under review.

Gain on sales of securities was ¥18.5 billion, ¥32.5 billion lower than in the previous interim period, reflecting the major divestitures in the Mineral & Metal Resources and Energy Segments in the previous interim period, such as the sale of part of the Group’s stake in the Sakhalin II project, as well as its whole stake in Brazilian iron ore business Empreendimentos Brasileiros de Mineracao S.A. (“EBM”) and Indian iron ore producer Sesa Goa Limited (“Sesa Goa”). Income from discontinued operations—net (after income tax effect) was nil, a decrease from ¥65.3 billion in the previous interim period.

3	RESULTS BY OPERATING SEGMENT

Net Income by Operating Segment

From April 1, 2008, some U.S. subsidiaries of fertilizer-related businesses previously included in Chemical Segment and automotive-related businesses previously included in Machinery & Infrastructure Projects Segment were transferred to the Americas Segment, in order to conduct management that focuses more on regional strategies.

The operating segment information for the six-month period ended September 30, 2007 has been restated to conform to the current year presentation.

•

Iron & Steel Products: Net income for the six-month period ended September 30, 2008 was ¥9.3 billion, ¥2.6 billion lower than in the previous interim period. The small decline in net income was attributable to lower gains on sales of securities and the recording of write-downs of listed securities. These factors offset robust overall sales of steel products in Japan as well as robust sales to the Asian market by Regency Steel Asia Pte. Ltd. (Singapore) under tight market conditions, despite the slowdown seen after the summer.

•        Mineral & Metal Resources: Net income for the six-month period decreased ¥26.2 billion to ¥92.0 billion. Gross profit increased substantially, mainly due to rises in iron ore prices, while Collahuasi also contributed to net income reflecting rises in copper prices. Furthermore, increases in prices of other metal and mineral resources such as iron and steel scrap and ferrous alloys also contributed to the increase in gross profits. Operating income was also higher, reflecting the increase in gross profit, but net income decreased from the previous interim period as a result of the sale of the Group’s entire stake of EBM and Sesa Goa in the previous interim period.

•

Machinery & Infrastructure Projects: Net income for the six-month period was ¥17.1 billion, an increase of ¥4.1 billion. Automotive- and shipping-related business was sound, supported by favorable global markets, and was not impacted much by the economic recession beginning this summer. Profit from infrastructure projects-related business increased, due to contributions from gas distribution business in Brazil and plant business, which offset a decrease in profit at leasing subsidiaries in Europe due to remodeling and overhaul of rolling stock. Lower mark-to-market evaluation losses on power contracts at Australian and U.K. power producing businesses also contributed to the increase in net income.

•

Chemical: Net income for the six-month period was ¥4.0 billion, a decrease of ¥6.9 billion. Profit from ammonia business increased, driven by rising prices and higher sales volumes, while crop protection chemicals and fertilizer businesses performed strongly, in keeping with rising global demand for agricultural products. However, net income decreased as a result of large write-downs of securities, including shares in Mitsui Chemicals.

•

Energy: Net income for the six-month period was ¥83.1 billion, an increase of ¥10.6 billion. Profit increased from oil and gas production businesses, due to substantial increases in the price of oil and higher production volumes resulting from factors including the start of production at the Tui oil field in New Zealand. Australian coal businesses also made major contributions, supported by rising coal prices. Furthermore, dividend income from LNG projects increased, and profit on the sale of shares in Kyushu Oil Co., Ltd. (Japan) (“Kyushu Oil”) also contributed. These factors offset the absence in the period under review of the major sales of interests in the Sakhalin II project and Wandoo Petroleum Pty. Ltd. (Australia) in the previous interim period.

The average crude oil contract price used by oil and gas producing subsidiaries and associated companies in this operating segment for the interim period under review was US$101 per barrel, US$38 higher than in the previous interim period. JCC (Japan Crude Cocktail) is the average CIF price for oil imported into Japan.

•

Foods & Retail: Net income of ¥5.4 billion was recorded for the six-month period, a gain of ¥0.3 billion from the previous interim period. Raw materials-related businesses trended positively, with strong performances from soybean and wheat transactions, while broiler business was robust, driven by increases in product prices. Furthermore, in a challenging environment characterized by a growing tendency toward price rises to pass on higher crude oil and raw materials costs, logistics and retail businesses in Japan improved their profitability by reorganizing underperforming businesses and other means. Mitsui Norin Co., Ltd. (Japan) reported a decrease in net income due to the weaker market of raw materials of beverages in addition to a loss on write-down on inventories. The slight increase in net income partly reflected the loss on the write-down of shares of Seven & i Holdings Co., Ltd. (Japan) in the previous interim period.

•

Consumer Service & IT: Net loss for the six-month period was ¥4.7 billion, a decrease of ¥12.8 billion compared to net income of ¥8.1 billion in the previous interim period. Gross profit increased at some IT-related businesses, but profit declined in Consumer Service, impacted by lower sales and a loss on write-down of inventories in the residential condominium business, while the economic slowdown in Japan led to generally unfavorable performance in apparel and brand-related business and lifestyle-related business. The substantial decrease in net income also reflected a loss on write-down of securities, mainly with respect to listed securities.

•

Logistics & Financial Markets: Net income for the six-month period was ¥1.2 billion, an increase of ¥0.9 billion. Commodity trading was robust in highly volatile commodity markets, mainly driven by Mitsui & Co. Energy Risk Management Ltd., an energy derivatives subsidiary in the United Kingdom. Other factors contributing to the slight increase in net income, despite the recording of equity in loss from investment in NPF-Harmony (Japan), an investment fund, were a gain from the exchange of shares in Mitsui Leasing & Development, Ltd. (Japan) for shares in JA Mitsui Leasing, Ltd. (Japan) as well as the recording of a loss on write-down of shares of Central Finance Co., Ltd. (Japan) in the previous interim period.

•

Americas: Net income for the six-month period was ¥13.9 billion, an increase of ¥10.8 billion. Profit increased at Novus International Inc., a U.S. subsidiary that manufactures and sells animal feed additives, due to higher sales volumes and higher prices, supported by global strong demand for feed additives. Steel Technologies Inc. (“Steel Technologies”), a U.S. steel products subsidiary, posted higher profit, mainly reflecting increases in steel product prices. Other subsidiaries also contributed to the increase in net income, supported by robust demand for tubular pipes for the oil and gas industry. Profits increased at MBK Real Estate, LLC, a U.S. residential housing and real estate subsidiary, as the company posted only a small loss on write-down of residential housing inventory compared to the ¥4.1 billion such loss it recorded in the previous interim period, despite conditions remaining difficult in the U.S. residential housing market. In addition to the above factors, interest expense, net of interest income, decreased at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries resulting from a decline in U.S. dollar interest rates.

•

Europe, the Middle East and Africa: Net income for the six-month period was ¥2.9 billion, a decrease of ¥0.7 billion. The decrease was attributable to factors such as higher personnel expenses, which offset the gain at Mitsui & Co. France S.A.S. from the sale of its office building.

•

Asia Pacific: Net income for the six-month period was ¥24.8 billion, an increase of ¥12.4 billion. The main factor behind the increase is higher income from the interest held by Mitsui & Co. (AUSTRALIA) Ltd. in iron ore and coal producing subsidiaries in Australia.

4	FINANCIAL CONDITION OF THE GROUP : Key items from the consolidated balance sheets

Total assets as of September 30, 2008 were ¥9,717.8 billion, an increase of ¥180.0 billion from March 31, 2008. Of this, current assets were ¥5,223.8 billion, an increase of ¥165.7 billion. This was mainly attributable to increases in inventories and derivative assets pertaining to the Financial Markets businesses and energy-related business in the Americas Segment.

Current liabilities as of September 30, 2008 stood at ¥3,639.0 billion, an increase of ¥197.4 billion. This was primarily due to increases in current maturities of long-term debt at Mitsui, and increases in short-term debt at domestic and overseas financial subsidiaries. As a result, working capital, which is current assets minus current liabilities, as of September 30, 2008 was ¥1,584.8 billion, a decrease of ¥31.7 billion.

The sum of total non-current assets (namely, investments and non-current receivables, property and equipment—at cost, etc.) was ¥4,494.0 billion as of September 30, 2008, an increase of ¥14.2 billion. This figure was broadly level with March 31, 2008, as active investments for expansions of projects in the Mineral & Metal Resources and Energy Segments were offset by the impact of falling stock prices and the appreciation of the Japanese yen. A breakdown of principal items is as follows:

•

Total investments and non-current receivables as of September 30, 2008 was ¥3,235.1 billion, a decrease of ¥2.2 billion. Within this category, investments in and advances to associated companies totaled ¥1,423.1 billion, ¥90.1 billion more than on March 31, 2008. Major expenditures for the six-month period under review were: an additional investment of ¥78.4 billion in Valepar; further acquisition of shares in Sims Group Limited (“Sims Group”), an Australian metal recycler, for ¥23.0 billion; and in MED3000 Group, Inc. (“MED3000 Group”), a U.S. based management and technology service provider for the healthcare industry, for ¥6.5 billion. Equity in earnings of associated companies (before income tax effect) increased, supported by strong performances at these companies in the six-month period under review, while the main factor for decrease was foreign currency translation adjustment, given the appreciation of the Japanese yen.

Other investments were ¥1,181.5 billion, a decrease of ¥100.0 billion. Major increases included an additional investment of ¥7.0 billion (net of capital redemption) in the Sakhalin II project. On the other hand, the fair value of listed securities decreased by ¥102.4 billion, due to the decline in the equity markets.

•

Property and equipment—at cost as of September 30, 2008 was ¥1,041.9 billion, an increase of ¥25.6 billion. Significant items contributing to this increase were iron ore businesses in Australia and oil and gas developments and expansions in various regions.

Long-term debt as of September 30, 2008 was ¥2,862.3 billion, a decrease of ¥82.1 billion compared to March 31, 2008, with the decrease mainly occurring at Mitsui. Net interest-bearing debt (interest-bearing debt minus cash and cash equivalents and time deposits) as of September 30, 2008 was ¥2,936.5 billion, an increase of ¥162.5 billion. The Net DER was 1.32 times, an increase of 0.05 percentage points.

Shareholders’ equity as of September 30, 2008 was ¥2,232.2 billion, an increase of ¥48.5 billion. This increase was primarily due to a ¥198.8 billion increase in retained earnings, a net decrease in foreign currency translation adjustments due to the depreciation of the Australian dollar and the Brazilian real against the Japanese yen since the end of March 2008, and a net decrease in unrealized holding gains on available-for-sale securities.

As a result, the ratio of shareholders’ equity to total assets as of September 30, 2008 was 23.0%, 0.1 percentage points higher than as of March 31, 2008. Return on equity (“ROE”) during this interim period on an annualized basis was 21.8%.

5	CASH FLOWS : Key items of consolidated cash flows

CASH FLOW FROM OPERATING ACTIVITIES

Net cash provided by operating activities for the six-month period ended September 30, 2008 was ¥61.9 billion, a decrease of ¥63.3 billion from the previous interim period. The Group posted strong net income of ¥240.5 billion for the period, led by robust performance in the Mineral & Metal Resources and Energy Segments, but this was offset by an increase in cash outflows, reflecting an increase in operating assets such as inventories and derivative assets.

CASH FLOW FROM INVESTMENT ACTIVITIES

Net cash used in investment activities for the six-month period ended September 30, 2008 was ¥191.5 billion, an increase in net expenditure of ¥249.3 billion from the net cash of ¥57.8 billion provided from such activities in the previous interim period. The primary factors contributing to this outcome were as follows:

•

The net outflow of cash that corresponded to investments in and advances to associated companies was ¥95.3 billion, which included additional investments of ¥78.4 billion in Valepar and further acquisition of shares in Sims Group for ¥23.0 billion.

•

The net inflow of cash that corresponded to other investments (net of acquisitions of other investments) was ¥14.6 billion. The main expenditure was an additional investment of ¥7.0 billion (net of capital redemption) in the Sakhalin II project, while the main inflow was proceeds of ¥8.2 billion from the sale of shares in Kyushu Oil.

•

The net outflow of cash that corresponded to purchases of property leased to others and property and equipment (net of sales of those assets) was ¥109.0 billion. This was mainly due to iron ore and coal mining businesses in Australia and oil and gas developments in various regions.

As a result, free cash flow, the sum of cash flow from operating activities and cash flow from investment activities, was a net outflow of ¥129.6 billion.

CASH FLOW FROM FINANCING ACTIVITIES

Net cash provided by financing activities was ¥40.8 billion, an increase in net cash provided of ¥227.6 billion compared with the net cash outflow of ¥186.8 billion in the previous interim period. Cash inflow from the borrowing of short-term debt mainly at overseas subsidiaries was ¥92.6 billion, which offset cash outflow of ¥9.1 billion due to the repayment of long-term debt and payments of cash dividends of ¥41.8 billion.

3. PROGRESS ON MEDIUM-TERM MANAGEMENT OUTLOOK

1	OVERVIEW

•

We announced Medium-Term Management Outlook in May 2006, based on a company-wide consideration of the kind of business models that we should seek to develop over the next three to five years, namely the period from 2009 to 2011. The key elements of the approach outlined in this plan are:

•	Building a business portfolio that meets the needs of our stakeholders, including shareholders, customers and society.

•	Leveraging business engineering capabilities across Mitsui and its subsidiaries and optimizing resource allocation.

•	Prioritizing the development of human resources. In this respect we intend to build on our existing values of challenge and opportunity and freedom and open-mindedness with additional emphasis on fairness, humbleness and compliance. We intend to form and foster a diverse pool of capable personnel.

•	The four key strategies of the Medium-Term Management Outlook are:

(i)	Development of strategic business portfolio

(ii)	Evolution of business models leveraging business engineering capabilities

(iii)	Implementation of global strategies

(iv)	Reinforcing the management framework to support growth

Of these strategies, the development of a strategic business portfolio is the most directly connected to our business results, financial position and cash flow for the six-month period ended September 30, 2008, and we are implementing the following policies with regard to this strategy.

We have developed key policies based on dividing up the Group’s business into four areas, as outlined below.

Mineral Resources & Energy

(1)    Complete the development of large-scale projects such as the Sakhalin II project and the Enfield Oil Field. Expand existing projects such as the LNG project in Western Australia and iron ore and coal production in Australia

(2)    Ensure the liquidity of our equity production interests and carry out recycling

(3)    Invest selectively in emerging regions and new business domains

Global Marketing Networks (particularly steel products, machinery and chemical products)

(1)    Actively invest in our operating base with the objective of strengthening our various logistics and IT capabilities and focus allocation of human resources to growth fields

(2)    Strengthen partnerships with quality customers and evolve our SCM capabilities

(3)    Strengthen initiatives in growth region Asia and the automotive, IT and energy business fields

Consumer Services	(1) Pursue initiatives in media and information, healthcare and medical, and senior living industries (2) Develop new consumer-oriented businesses and strengthen related logistics business

Infrastructure	(1) Develop business portfolio positioning power generation, water supply, energy and transportation as strategic industrial fields (2) Pursue synergies with other business areas

•

Under the coordination of the Portfolio Management Committee that we established in April 2006, we will further refine our investment evaluation criteria, and seek to recycle existing investments, by reviewing their viability and taking into account the need to generate cash flow for new investments. Furthermore, accompanying a review of our business portfolio, we will allocate and shift human resources from a group-wide perspective in a more dynamic fashion.

➢	Quantitative image 3-5 years ahead (2009-2011) in the Medium-Term Management Outlook

As of May 2006, we envisaged achieving the parameters over the period from 2009 to 2011 as illustrated in the chart on the right, based on the following assumptions, by implementing the four key strategies on the Medium-Term Management Outlook:

•        Looking ahead towards 2009-2011, risks in the operating environment included political, economic and environmental factors.

•        Notwithstanding these risks, we believed that favorable operating environment—with simultaneous growth in different regions of the world, and strong upstream markets for mineral resources, energy and materials—was likely to continue.

2	PROGRESS ON KEY ISSUES IN MEDIUM-TERM MANAGEMENT OUTLOOK

Development of strategic business portfolio

Progress on investment plans and key policies in each business area

During the years ended March 31, 2007 and 2008, we actively executed investments and loans, and in our investment and loan plan for the fiscal year ending March 31, 2009, we forecast a similar level of new investments and loans, with total cash investment of ¥700.0 billion. Of this figure, we expect Mineral Resources & Energy to account for ¥350.0 billion, mainly for expansion of existing projects.

The remainder includes investments of ¥150.0-200.0 billion in Global Marketing Networks, ¥50.0-100.0 billion in Consumer Services and ¥100.0 billion in Infrastructure Projects. At the same time, we forecast a total of ¥270.0 billion in asset divestitures during the period.

In the six-month period ended September 30, 2008, we executed new investments and loans of approximately ¥320.0 billion. Concurrently, we have been focusing on divestitures of outstanding investments and fixed assets, and collected approximately ¥120.0 billion.

We made the following progress in each of the four business areas presented in our Medium-Term Management Outlook.

1.	MINERAL RESOURCES & ENERGY BUSINESS AREA

We continued to focus on projects already under development as well as expansion of existing projects. The work-over program at the Enfield oil field in Australia was completed in July 2008, the development work was completed and commercial production started at the Vincent oil field adjacent to the Enfield oil field in August 2008. Including investments for these two oil fields, we executed total capital investments of ¥40.0 billion in the oil and gas business. At the same time, we steadily increased our portion of production volumes for oil and gas, such as through the commencement of production of the fifth train of the Northwest Shelf LNG JV in September 2008. We also invested an additional ¥15.3 billion in the Sakhalin II project to be used for proceeding with development work on the project.	Northwest Shelf LNG JV in Australia

In July 2008, we made an additional investment of ¥78.4 billion in Valepar, which has controlling interest at Vale of Brazil, for the purpose of increasing capital at Vale so that the company could increase its iron ore and non-ferrous metal production capacity. We invested ¥23.7 billion and ¥7.0 billion, respectively, in Australian iron ore and coal mining businesses, as part of our plan to increase production capacity. We also invested ¥23.0 billion to acquire additional shares in metal recycler Sims Group during August and September 2008.	The Vale iron ore mine in Brazil

2.	GLOBAL MARKETING NETWORKS BUSINESS AREA

We took further steps to strengthen our multi-functional global operating network in the growth region of Asia and the strategic business area of automotives.

In the previous fiscal year, we established the Automotive Strategy Department, as part of our decision to implement a companywide cross-divisional strategy encompassing cooperation from multiple business units, and started to pursue a variety of initiatives along the automobile value chain, in areas ranging from parts procurement through to retail financing. We rolled out in India the successful retail financing business model pursued in partnership with Yamaha Motor Co., Ltd. (Japan) (“Yamaha”) in Indonesia, acquiring a 30% ownership interest in a motorcycle manufacturing subsidiary of Yamaha in India, while a retail finance company for the sale of Yamaha motorcycles in India, in which we have a 64% ownership interest, started business in April 2008. We are also working on the development of a carport in Turkey. In the steel products business, we took steps to enhance profitability, by consolidating all of our North American steel sheets and plates business into Steel Technologies of the U.S., which we acquired in June 2007.

Furthermore, as part of our drive to improve management efficiency, we accelerated the consolidation and reorganization of domestic subsidiaries, consolidating four domestic steel marketing and distribution subsidiaries into Mitsui & Co. Steel Ltd. in April 2008. We also engaged in similar reorganization activities in chemical businesses.

3.	CONSUMER SERVICES BUSINESS AREA

We are continuing to build our operations in promising new business domains. In medical and healthcare business, one of our priority areas, we acquired a 47% interest in MED3000 Group in July 2008 for ¥6.5 billion. We aim to expand the management service business for physicians and medical institutions in the United States and elsewhere throughout the world. In the foods and retail field, we have been taking measures to improve the performance and competitiveness of domestic businesses such as MITSUI FOODS CO., LTD. (Japan), and proceeding with investments to secure overseas food sources.

4.	INFRASTRUCTURE PROJECTS BUSINESS AREA

Our efforts were directed at selectively investing in superior project opportunities in priority areas. In overseas power generation business, we further strengthened our strategic alliance with U.K. independent power producer International Power plc. (“IPR”), and together with IPR, took steps to strengthen the financial position of a subsidiary of U.K. power producer IPM Eagle LLP, our joint venture with IPR. In July 2008, we acquired a Mexican water and wastewater treatment company Atlatec Holdings, S.A. de C.V., formerly Earth Tech Mexican Holdings S.A. de C.V., jointly with Toyo Engineering Corporation (Japan). We are also expanding our rolling stock leasing business in the Americas and Europe.

Our Medium-Term Management Outlook originally set the achievement of positive free cash flow in the fiscal year ending March 31, 2009 as a key future challenge. For the fiscal year ending March 31, 2009, we expect cash flow from operating activities to be positive, resulting in free cash flow being break-even or marginally positive.

Atlatec waste water treatment plant in Mexico

Continuous review of business portfolio based on Mitsui’s business strategy

Twice a year, Mitsui’s management examines each business unit’s strategic portfolio development, including asset recycling, referring to key performance indicators at subsidiaries, associated companies and other investments, as well as Mitsui’s guidelines for investment in and withdrawal from business operations. The Portfolio Management Committee develops and maintains the relevant data and guidelines. In the six-month period under review, particularly important initiatives were as follows:

•

In the fiscal year ended March 31, 2008, major emphasis was put on the companywide reallocation of human resources. Plans were made to reallocate 100 junior and mid-level staff within Mitsui to focus areas and this was implemented in April, 2008. In the current fiscal year we are monitoring the progress of this reallocation and following up as appropriate. We will continue to pursue policies for reallocating staff within the company.

•

We have decided to pursue a cross-divisional strategy encompassing cooperation among various business units with respect to certain key products and services. Following on from the previous fiscal year, during which we created new divisions in automotive-related and medical and healthcare business, in the current fiscal year we established dedicated divisions to pursue agri-food business and solar business.

3	FORECASTS FOR THE YEAR ENDING MARCH 31, 2009

Net income for the six-month period under review was ¥240.5 billion. For the year ending March 31, 2009, we forecast net income of ¥460.0 billion. Our forecasts for key items in the consolidated statement of income are as follows.

	(Billions of yen)
	Current full-year forecast	Forecast at start of year	Increase (Decrease)
Gross profit	1,160.0	1,080.0	80.0
Operating income	540.0	470.0	70.0
Equity in earnings of associated companies	200.0	220.0	(20.0)
Net income	460.0	460.0	0

Foreign exchange rates for the six month period ending March 31, 2009 are assumed to be ¥100/US$, ¥70/AU$ and ¥48/BRL, while average rates for the six-month period ended September 30, 2008 were ¥106.23/US$, ¥96.65/AU$ and ¥63.55/BRL. Also, we assume that the oil price will be US$68/barrel through March 31, 2009, resulting in an average price of US$104/barrel of Japan Crude Cocktail (JCC) applicable to our financial results for the six-month period ending March 31, 2009. We forecast gross profit of ¥1,160.0 billion, ¥80.0 billion higher than our original forecast. Although the real economy has decelerated, caused by the financial crisis, and commodity prices have declined sharply since this summer, we expect higher prices in Mineral Resources & Energy than our original forecast, as iron ore and coal prices are contracted on an annual basis and the oil price is reflected in our financial results with a certain time lag. We project equity in earnings of associated companies—net (after income tax effect) of ¥200.0 billion, ¥20.0 billion lower than our original forecast, taking into consideration impairment losses on listed securities and appreciation of the Japanese yen against the Australian dollar and Brazilian real. We anticipate a loss of ¥25.0 billion in gains/losses from the sale/impairment of securities, PPE, and other assets, ¥40.0 billion lower than our original forecast for a gain of ¥15 billion. As a result of the above, we forecast net income of ¥460.0 billion for the year ending March 31, 2009, the same as our original forecast.

Following the bankruptcy of one of the largest investment banks in the United States in September 2008, equity markets fell sharply, and have since been highly volatile and at very low levels. Should these levels continue for a long time, there is a risk of additional impairment losses on listed securities. We will also closely monitor the impact of the appreciation of the Japanese yen, further declines in commodity prices, and economic slowdown, and steadily proceed with the implementation of the business strategies outlined in the Medium-Term Management Outlook.

Forecasts for our main operating segments are as follows:

•

Mineral & Metal Resources: Projected net income for the fiscal year ending March 31, 2009 is ¥160.0 billion, ¥10.0 billion higher than the original forecast. The upward revision reflects the positive effect of Australian iron ore prices being settled at higher levels than originally forecasted, which is partially offset by the negative impact of the appreciation of the Japanese yen against the Australian dollar and Brazilian real.

•

Energy: Projected net income for the year ending March 31, 2009 is ¥161.0 billion, ¥13.0 billion higher than the original forecast. We assume the annual average crude oil price to be US$102/barrel (JCC basis), US$17/barrel higher than our original assumption. We have taken into consideration the positive impact of the higher assumption for oil prices, which is partly offset by the negative impact of appreciation of the Japanese yen against the Australian dollar.

•

The projected net income of Iron & Steel Products, Machinery & Infrastructure Projects, and Chemical for the year ending March 31, 2009 are ¥17.0 billion (¥4.0 billion lower) and ¥43.0 billion (¥2.0 billion lower) and ¥10.0 billion (¥10.0 billion lower), respectively. Although these businesses performed strongly in the six-month period under review, performances are expected to deteriorate in the second half of the fiscal year, due to the economic slowdown. The downward revisions are primarily attributable to losses on write-downs of securities, including those included in equity in earnings of associated companies—net (after income tax effect).

•

The projected net income of Foods & Retail, Consumer Service & IT, and Logistics & Financial Markets for the year ending March 31, 2009 are ¥12.0 billion (¥2.0 billion lower), ¥12.0 billion (¥5.0 billion lower), and ¥5.0 billion (¥3.0 billion lower), respectively. The downward revisions are attributable to poor conditions in domestic consumer markets, and impairment losses recognized in the six-month period ended September 30, 2008.

•

The projected net income for Americas for the year ending March 31, 2009 is ¥19.0 billion, ¥10.0 billion higher than the original forecast. The upward revision is attributable to continued contributions to results from feed additive manufacturing and sales business and energy business, offsetting the inclusion of losses on derivative contracts at a Brazilian subsidiary that manufactures and sells fertilizers. The projected net income for Europe, the Middle East and Africa and Asia Pacific are ¥2.0 billion (¥1.0 billion lower) and ¥42.0 billion (¥1.0 billion higher), respectively.

4. OUTLINE OF FINANCING AND CAPITAL EXPENDITURE

1	FINANCING

Mitsui’s basic policy is to secure appropriate liquidity necessary for business activities and maintain financial strength and stability. We procure financing primarily in the form of long-term funds with a maturity of around 10 years, through long-term borrowing from insurance companies, banks and other financial institutions, issuance of corporate bonds, and other means. For major projects and other such activities we also secure borrowing from government-related financial institutions or utilize project financing.

We are working to ensure uniformity in procurement of financing and efficiency of financing, by adopting cash management services from the Group’s various fund procurement entities, including financial subsidiaries in Japan and overseas, with wholly owned subsidiaries in principle not procuring financing from external sources.

Interest-bearing debt as of September 30, 2008 was ¥3,751.4 billion (a increase of ¥65.8 billion from March 31, 2008), and net interest-bearing debt after deduction of cash, cash equivalents and time deposits was ¥2,936.5 billion (an increase of ¥162.5 billion). Approximately 84% of consolidated interest-bearing debt as of September 30, 2008 was procured through Mitsui and its fund procurement entities. We will continue to strive to ensure stable procurement of funds, while closely monitoring Japanese and overseas business conditions and price movements, economic environments and other relevant trends.

In the six-month period ended September 30, 2008, we procured a total of ¥80.9 billion in long-term borrowings from banks, insurance companies and other financial institutions, and issued one Japanese straight corporate bond with a total amount of ¥20.0 billion and a redemption period of May 30, 2018. In addition, our overseas trading subsidiaries and Japanese and overseas financial subsidiaries procured long-term borrowings and issued commercial paper and medium-term notes.

2	CAPITAL EXPENDITURE

For information on capital expenditure during the interim period under review, please refer to page 9-11, Financial Condition of the Group and page 14-16, Progress on Key Issues in Medium-Term Management Outlook.

5. TRENDS IN VALUE OF GROUP ASSETS AND PROFITABILITY

	(Millions of Yen, Except Net Income per Share)
	Six-month period ended September 30, 2005	Six-month period ended September 30, 2006	Six-month period ended September 30, 2007	Six-month period ended September 30, 2008
Total Trading Transactions	¥7,009,201	¥7,586,439	¥8,202,179	¥8,973,117
Gross Profit	359,936	405,997	478,524	628,687
Net Income	83,193	154,455	251,921	240,548
Net Income per Share (Yen)	52.58	89.65	140.26	131.79
Net Assets	1,288,158	1,829,458	2,382,130	2,232,244

Total Assets	8,207,037	9,377,604	10,030,835	9,717,800

Notes:

1.	The figures shown in this table have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Total Trading Transactions is a voluntary disclosure and represents the gross transaction volume of the nominal aggregate value of the sales contracts in which Mitsui & Co., Ltd. and its subsidiaries (collectively “the Group”) act as principal and transactions in which the Group serves as agent. Total Trading Transactions is not meant to represent sales or revenues in accordance with U.S. GAAP.

2.	In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the prior year figures relating to discontinued operations have been reclassified.

3.	Figures less than ¥1 million and figures less than ¥1/100 (in the case of Net Income per Share) are rounded.

PART II: CORPORATE OUTLINE

1. PRINCIPAL GROUP BUSINESS (AS OF SEPTEMBER 30, 2008)

The Group is engaged in its business through the product segments comprised of the business units of the Head Office and the regional segments comprised of overseas offices and subsidiaries. Along with its domestic and overseas subsidiaries and associated companies, the Group is engaged in the sale, import, export, international trading and manufacturing of various products from the Iron and Steel Products, Mineral and Metal Resources, Machinery and Infrastructure Projects, Chemical, Energy, Foods and Retail, and Consumer Service and IT business areas. The Group also provides a diversified range of services including transport and financial services in addition to the development of natural resources and investment in operations.

2. PRINCIPAL GROUP OFFICES (AS OF SEPTEMBER 30, 2008)

Mitsui has 11 domestic offices and branches in Japan in addition to the Head Office, and 145 trading subsidiaries overseas and branches, including the principal entities outlined below.

• Domestic:	Head Office	Chiyoda-ku, Tokyo

	Offices and Branches	Sapporo Office, Tohoku Office (Sendai), Nagoya Office, Osaka Office, Hiroshima Office, Fukuoka Office, Niigata Branch, Hokuriku Branch (Toyama), Takamatsu Branch

• Overseas:	Trading Subsidiaries	Mitsui & Co. (U.S.A.), Inc. Mitsui & Co. Europe Holdings PLC (United Kingdom) Mitsui & Co., (Asia Pacific) Pte. Ltd. (Singapore)

Note:	For information regarding the overseas offices, subsidiaries and associated companies, including the above-listed entities and important subsidiaries and associated companies, please refer to page 24-25, Principal Subsidiaries.

3. SHARES OF MITSUI & CO., LTD. (AS OF SEPTEMBER 30, 2008)

• Number of shares authorized:	2,500,000,000 shares

• Number of shares outstanding:	1,824,912,274 shares (including 3,703,404 treasury shares)

• Number of shareholders:	109,521 shareholders

4. GROUP EMPLOYEES

Operating segment	Number of Employees as of September 30, 2008	Number of Employees as of March 31, 2008	Change in Number of Employees
Iron & Steel Products	2,412	2,255	+157
Mineral & Metal Resources	573	757	(184)
Machinery & Infrastructure Projects	13,827	13,177	+650
Chemical	2,908	3,489	(581)
Energy	1,332	1,633	(301)
Foods & Retail	5,888	6,008	(120)
Consumer Service & IT	4,504	4,540	(36)
Logistics & Financial Markets	1,454	1,177	+277
(Corporate Staff Divisions)	1,694	1,793	(99)
Americas	5,911	4,297	+1,614
Europe, the Middle East and Africa	1,360	1,299	+61
Asia Pacific	2,303	2,196	+107

Total	44,166	42,621	+1,545

Notes:

1.	The above employee figures do not include temporary staff, seconded or part-time staff.

2.	Of the 44,166 employees as of September 30, 2008, 5,906 were employed by the Company, (37 more than at March 31, 2008).

5. PRINCIPAL SUBSIDIARIES

1	PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (AS OF SEPTEMBER 30, 2008)

Subsidiary(S) / Associated Company(A)	Operating Segment	Common Stock	Percentage owned by Mitsui & Co., Ltd.	Main Business
Mitsui & Co. Steel Ltd. (Japan) (S)	Iron & Steel Products	¥2,400 million	100	Sales of iron and steel products

Mitsui Iron Ore Development Pty. Ltd. (Australia) (S)	Mineral & Metal Resources	A$20,000 thousand	100 (20)	Production and marketing of Australian iron ore

Valepar S.A. (Brazil) (A)	Mineral & Metal Resources	R$7,889,000 thousand	18.2	Investments in Brazilian natural resources company Vale

Mitsui Automotive Europe B. V. (Netherland) (S)	Machinery & Infrastructure Projects	Euro65,595 thousand	100 (40)	Investments in automobile businesses

IPM Eagle LLP (United Kingdom) (A)	Machinery & Infrastructure Projects	US$752,171 thousand	30 (30)	Investments in power generation business

Japan-Arabia Methanol Co., Ltd. (Japan) (S)	Chemical	¥5,000 million	55	Investments in methanol producing businesses in Saudi Arabian

Mitsui Sakhalin Holdings B.V. (Netherlands) (S)	Energy	US$1,998,841 thousand	100	Investment in Sakhalin Energy Investment

Mitsui Oil Exploration Co., Ltd. (Japan) (S)	Energy	¥33,133 million	51.0	Exploration, development and production of oil and natural gas resources

Japan Australia LNG (MIMI) Pty. Ltd. (Australia) (A)	Energy	A$369,050 thousand	50 (50)	Exploration, development and marketing of oil and natural gas

MITSUI FOODS CO., LTD. (Japan) (S)	Foods & Retail	¥12,031 million	99.9	Wholesale of food products

MIKUNI COCA-COLA BOTTLING CO., LTD. (Japan) (A)	Foods & Retail	¥5,407 million	34.7	Production and sale of soft drinks

QVC JAPAN INC. (Japan) (A)	Consumer Service & IT	¥11,500 million	40	TV shopping business

Mitsui Knowledge Industry Co., Ltd. (Japan) (S)	Consumer Service & IT	¥4,114 million	58.4	Development and sale of computer systems

JA MITSUI LEASING, LTD. (Japan) (A)	Logistics & Financial Markets	¥2,000 million	34.2 (0.6)	Leasing business

TRI-NET INC. (Japan) (S)	Logistics & Financial Markets	¥400 million	100	International integrated transportation business

Steel Technologies Inc. (United States) (S)	Americas	US$1 thousand	100 (100)	Sale of steel products

Notes:

1.	The companies listed above are the major subsidiaries and associated companies of the main business segments.

2.	The figures in brackets represent indirect ownership through other subsidiaries.

3.	The figures for capital have been rounded.

4.	JA MITSUI LEASING, LTD. was established as a 100% parent company of Mitsui Leasing and Development Ltd. through a share transfer in April 2008.

2	THE NUMBER OF SUBSIDIARIES AND ASSOCIATED COMPANIES

The number of subsidiaries and associated companies as of September 30, 2008, along with the interim periods of the last three years, is as follows:

	(Unit: companies)
	Six-month period ended September 30, 2005	Six-month period ended September 30, 2006	Six-month period ended September 30, 2007	Six-month period ended September 30, 2008
Subsidiaries	383	377	359	334
Associated companies accounted for under the equity method	212	188	197	209

Note:	Some of subsidiaries and associated companies report their financial statements with further consolidating their subsidiaries and associated companies. The number of companies in the table do not include the latter, namely, those consolidated to other subsidiaries and associated companies.

Furthermore, from the interim period under review, those companies that are managed by overseas trading companies have not been included with their managing company, and the date for the last three years has been updated and presented in the same way.

6. SENIOR COMPANY OFFICERS AND AUDITORS

1	DIRECTORS AND CORPORATE AUDITORS (AS OF NOVEMBER 1, 2008)

*indicates a Representative Director

Name	Title	Principal position(s)/Areas overseen
Nobuo Ohashi	Chairman and Director	Chairman, Governance Committee

Shoei Utsuda*	President and Chief Executive Officer	Chief Executive Officer Chairman, Nomination Committee

Toshihiro Soejima*	Director	Motor Vehicles Business Unit; Marine & Aerospace Business Unit; First Consumer Service Business Unit; Second Consumer Service Business Unit; IT Business Unit

Motokazu Yoshida*	Director	Chief Information Officer; Corporate Staff Division (Information Strategic Planning Division, Corporate Planning & Strategy Division, CSR Promotion Division, Corporate Communication Division,); New Business Promotion; Environmental Matters

Ken Abe*	Director	Iron & Steel Products Business Unit; Infrastructure Projects Business Unit; Financial Markets Business Unit; Transportation Logistics Business Unit; Director, Mitsui & Co. (U.S.A), Inc.

Yoshiyuki Izawa*	Director	First Chemicals Business Unit; Second Chemicals Business Unit; Foods & Retail Business Unit; Domestic Offices and Branches; Director, Mitsui & Co. Europe Holdings PLC

Junichi Matsumoto*	Director	Chief Financial Officer; Chief Compliance Officer; Corporate Staff Division (Financial Planning Division, Accounting Division, Finance Division, Investment Administration Division, Credit Risk Management Division, Market Risk Management Division, First Business Process Control Division, Second Business Process Control Division, Third Business Process Control Division, Investor Relations Division)

Masami Iijima*	Director	Mineral & Metal Resources Business Unit; Energy Business Unit I; Energy Business Unit II

Seiichi Tanaka*	Director	Chief Privacy Officer; Corporate Staff Division (Secretariat, Corporate Auditor Division, Human Resources & General Affairs Division, Legal Division, Logistics Management Division); Business Continuity Plan Management; Director, Mitsui & Co. (Asia Pacific) Pte. Ltd.

Akishige Okada	Director	Advisor to Board of Sumitomo Mitsui Banking Corporation Chairman, Remuneration Committee

Nobuko Matsubara	Director	Chairman, Japan Institute of Workers’ Evolution

Ikujiro Nonaka	Director	Professor Emeritus, Hitotsubashi University

Hiroshi Hirabayashi	Director	President, The Japan-India Association

Tasuku Kondo	Corporate Auditor

Satoru Miura	Corporate Auditor

Motonori Murakami	Corporate Auditor

Ko Matsukata	Corporate Auditor	Honorary Advisor, Mitsui Sumitomo Insurance Company, Limited

Hideharu Kadowaki	Corporate Auditor	Special Advisor & Senior Fellow, The Japan Research Institute, Limited

Naoto Nakamura	Corporate Auditor	Attorney at Law

Kunihiro Matsuo	Corporate Auditor	Attorney at Law

Notes:

1.	Akishige Okada, Nobuko Matsubara, Ikujiro Nonaka and Hiroshi Hirabayashi are external Directors.

2.	Ko Matsukata, Hideharu Kadowaki, Naoto Nakamura and Kunihiro Matsuo are external Corporate Auditors. Tasuku Kondo, Satoru Miura and Motonori Murakami are full-time Corporate Auditors.

2	EXECUTIVE OFFICERS (AS OF NOVEMBER 1, 2008)

*also serve as a Director

Name	Title	Principal position(s)/Areas overseen
Shoei Utsuda*	President and Chief Executive Officer	Chief Executive Officer Chairman, Internal Controls Committee

Yasunori Yokote	Executive Vice President	Chief Operating Officer, Americas Business Unit

Toshihiro Soejima*	Executive Vice President	Motor Vehicles Business Unit; Marine & Aerospace Business Unit; First Consumer Service Business Unit, Second Consumer Service Business Unit, IT Business Unit

Motokazu Yoshida*	Executive Vice President	Chief Information Officer; Corporate Staff Division (Information Strategic Planning Division, Corporate Planning & Strategy Division, CSR Promotion Division, Corporate Communication Division,); New Business Promotion; Environment Matters; Chairman, CSR Promotion Committee

Ken Abe*	Executive Vice President	Iron & Steel Products Business Unit; Infrastructure Projects Business Unit; Financial Markets Business Unit; Transportation Logistics Business Unit; Director, Mitsui & Co.(U.S.A.)Inc.

Yoshiyuki Izawa*	Executive Vice President	First Chemicals Business Unit; Second Chemicals Business Unit; Foods & Retail Business Unit; Domestic Offices and Branches; Director ,Mitsui & Co. Europe Holdings PLC; Chairman, Portfolio Management Committee

Junichi Matsumoto*	Executive Vice President	Chief Financial Officer, Chief Compliance Officer; Corporate Staff Division (Financial Planning Division, Accounting Division, Finance Division, Investment Administration Division, Credit Risk Management Division, Market Risk Management Division, First Business Process Control Division, Second Business Process Control Division, Third Business Process Control Division, Investor Relations Division); Chairman, Compliance Committee; Chairman, Disclosure Committee

Toshimasa Furukawa	Executive Vice President	Chief Operating Officer, Asia Pacific Business Unit

Masami Iijima*	Senior Executive Managing Officer	Mineral & Metal Resources Business Unit; Energy Business Unit I ; Energy Business Unit II

Seiichi Tanaka*	Senior Executive Managing Officer	Chief Privacy Officer; Corporate Staff Division (Secretariat, Corporate Auditor Division, Human Resource & General Affairs Division, Legal Division, Logistics Management Division); Business Continuity Plan Management; Director, Mitsui & Co.(Asia Pacific) Pte. Ltd.

Norinao Iio	Senior Executive Managing Officer	Chief Operating Officer, EMEA (Europe, the Middle East and Asia) Business Unit

Shinjiro Ogawa	Executive Managing Officer	Chief Representative of Mitsui & Co., Ltd. in China

Jitsuro Terashima	Executive Managing Officer	President & CEO, Mitsui Global Strategic Studies Institute

Koji Nakamura	Executive Managing Officer	General Manager, Osaka Office

Kenichi Yamamoto	Executive Managing Officer	Chief Operating Officer, First Consumer Service Business Unit

Toshio Awata	Executive Managing Officer	General Manager, Nagoya Office

Kiyotaka Watanabe	Executive Managing Officer	General Manager, Kyushu Office

Masaaki Fujita	Executive Managing Officer	Chief Operating Officer, Foods & Retail Business Unit

Junichi Mizonoue	Executive Managing Officer	Chief Operating Officer, Second Chemicals Business Unit

Takao Omae	Executive Managing Officer	Chief Operating Officer, Infrastructure Projects Business Unit

Hideyo Hayakawa	Executive Managing Officer	General Manager, Internal Auditing Division

(Continued from previous page)

Name	Title	Principal position(s)/Areas overseen
Masaaki Murakami	Managing Officer	President, Mitsui & Co. (Korea) Ltd.

Osamu Koyama	Managing Officer	Deputy Chief Operating Officer, Americas Business Unit

Terukazu Okahashi	Managing Officer	Deputy General Manager, Osaka Office

Osamu Takahashi	Managing Officer	Chief Operating Officer, IT Business Unit

Shigeru Hanagata	Managing Officer	Chief Operating Officer, Motor Vehicles Business Unit

Masayoshi Komai	Managing Officer	Chief Operating Officer, Marine & Aerospace Business Unit

Katsumi Ogawa	Managing Officer	Chief Operating Officer, Financial Markets Business Unit

Akio Yamamoto	Managing Officer	President, Mitsui & Co. (Thailand) Ltd.

Yoshinori Setoyama	Managing Officer	Chief Operating Officer, First Chemicals Business Unit

Noriaki Sakamoto	Managing Officer	President, MITSUI &CO. (CANADA) LTD.

Masahiko Okamura	Managing Officer	Chief Operating Officer, Second Consumer Service Business Unit

Fuminobu Kawashima	Managing Officer	Chief Operating Officer, Energy Business Unit I

Masaaki Iida	Managing Officer	Chief Operating Officer, Transportation Logistics Business Unit

Joji Okada	Managing Officer	General Manager, Accounting Division

Takashi Fukunaga	Managing Officer	Deputy Chief Operating Officer, EMEA (Europe, the Middle East and Africa) Business Unit

Takashi Yamauchi	Managing Officer	Chief Operating Officer, Iron & Steel Products Business Unit

Shuji Nakura	Managing Officer	General Manager, Investment Administration Division

Mitsuhiko Kawai	Managing Officer	Chief Operating Officer, Energy Business Unit II

Daisuke Saiga	Managing Officer	General Manager, Human Resources & General Affairs Division

Masayuki Kinoshita	Managing Officer	Chief Operating Officer, Mineral & Metal Resources Business Unit

Atsushi Ooi	Managing Officer	Chairman & Managing Director, Mitsui & Co.(Australia) Ltd.

CONSOLIDATED BALANCE SHEETS (Unaudited)

ASSETS

(Millions of Yen)	September 30, 2008	March 31, 2008
Current Assets
Cash and cash equivalents	¥805,198	¥899,264
Time deposits	9,717	12,302
Marketable securities	17,439	7,114
Trade receivables:
Notes and loans, less unearned interest	413,946	424,406
Accounts	2,167,707	2,125,640
Associated companies	187,457	228,831
Allowance for doubtful receivables	(20,345)	(23,289)
Inventories	785,921	739,721
Advance payments to suppliers	164,239	95,188
Deferred tax assets—current	38,584	37,766
Derivative assets	316,715	279,295
Other current assets	337,196	231,826

Total current assets	5,223,774	5,058,064

Investments and Non-current Receivables:
Investments in and advances to associated companies	1,423,134	1,333,042
Other investments	1,181,482	1,281,476
Non-current receivables, less unearned interest	487,533	497,265
Allowance for doubtful receivables	(55,763)	(58,957)
Property leased to others—at cost, less accumulated depreciation	198,731	184,447

Total investments and non-current receivables	3,235,117	3,237,273

Property and Equipment—at Cost:
Land, land improvements and timberlands	169,393	188,848
Buildings, including leasehold improvements	358,517	385,104
Equipment and fixtures	844,909	815,202
Mineral rights	167,442	146,120
Vessels	36,841	33,789
Projects in progress	219,611	176,987

Total	1,796,713	1,746,050
Accumulated depreciation	(754,775)	(729,715)

Net property and equipment	1,041,938	1,016,335

Intangible Assets, less Accumulated Amortization	122,126	128,504

Deferred Tax Assets—Non-current	16,470	20,574

Other Assets	78,375	77,079

Total	¥9,717,800	¥9,537,829

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LIABILITIES AND SHAREHOLDERS’ EQUITY

(Millions of Yen)	September 30, 2008	March 31, 2008
Current Liabilities:
Short-term debt	¥555,013	¥464,547
Current maturities of long-term debt	334,161	276,620
Trade payables:
Notes and acceptances	75,537	79,414
Accounts	1,889,271	1,888,911
Associated companies	66,686	69,476
Accrued expenses:
Income taxes	112,754	127,411
Interest	20,223	21,924
Other	85,603	85,526
Advances from customers	200,494	113,939
Derivative liabilities	210,418	238,684
Other current liabilities	88,808	75,111

Total current liabilities	3,638,968	3,441,563

Long-term Debt, less Current Maturities	2,862,256	2,944,383

Accrued Pension Costs and Liability for Severance Indemnities	32,348	32,754

Deferred Tax Liabilities—Non-current	3,552,189	387,337

Other Long-Term Liabilities	337,844	304,156

Minority Interests	258,951	243,976

Shareholders’ Equity:
Common stock	339,620	337,544
Capital surplus	434,415	432,245
Retained earnings:
Appropriated for legal reserve	54,783	47,463
Unappropriated	1,588,753	1,397,313
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	88,082	140,446
Foreign currency translation adjustments	(217,987)	(135,196)
Defined benefit pension plans	(30,724)	(32,160)
Net unrealized gains and losses on derivatives	(18,589)	1,135

Total accumulated other comprehensive loss	(179,218)	(25,775)

Treasury stock, at cost:	(6,109)	(5,130)

Total shareholders’ equity	2,232,244	2,183,660

Total	¥9,717,800	¥9,537,829

STATEMENTS OF CONSOLIDATED INCOME (Unaudited)

(Millions of Yen)	Six-Month Period Ended September 30, 2008	Six-Month Period Ended September 30, 2007
Revenues:
Sales of products	¥2,944,856	¥2,375,900
Sales of services	284,094	277,721
Other sales	103,675	83,662

Total revenues	3,332,625	2,737,283

[ Total Trading Transactions: ]
Six-month period ended September 30, 2008: ¥8,973,117 million
Six-month period ended September 30, 2007: ¥8,202,179 million
Cost of Revenues:
Cost of products sold	2,572,265	2,136,173
Cost of services sold	85,945	75,521
Cost of other sales	45,728	47,065

Total cost of revenues	2,703,938	2,258,759

Gross Profit	628,687	478,524

Other Expenses (Income):
Selling, general and administrative	312,101	296,370
Provision for doubtful receivables	5,786	2,639
Interest expense, net of interest income	18,370	23,627
Dividend income	(38,906)	(28,419)
Gain on sales of securities—net	(18,467)	(51,032)
Loss on write-down of securities	24,746	12,663
Gain on disposal or sales of property and equipment—net	(5,160)	(1,202)
Impairment loss of long-lived assets	1,133	2,232
Other (income) expense—net	18,896	(1,452)
Total other expenses	318,499	255,426

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	310,188	223,098

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(Millions of Yen)	Six-Month Period Ended September 30, 2008	Six-Month Period Ended September 30, 2007
Income Taxes	124,790	88,221

Income from Continuing Operations before Minority Interests and Equity in Earnings	185,398	134,877
Minority Interests in Earnings of Subsidiaries	(30,715)	(20,678)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect)	85,865	72,375

Income from Continuing Operations	240,548	186,574
Income from Discontinued Operations—Net (After Income Tax Effect)	—	65,347

Net Income	¥240,548	¥251,921

Note:	In accordance with SFAS No.144, the figures for the six-month period ended September 30, 2007 relating to discontinued operations have been reclassified.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY (Unaudited)

(Millions of Yen)	Six-Month Period Ended September 30, 2008	Year Ended March 31, 2008
Common Stock:
Balance at beginning of period	¥ 337,544	¥ 323,213
Common stock issued upon conversion of bonds	2,076	14,331

Balance at end of period	339,620	337,544

Capital Surplus:
Balance at beginning of period	432,245	417,900
Conversion of bonds	2,069	14,285
Gain on sales of treasury stock	101	60

Balance at end of period	434,415	432,245

Retained Earnings:
Appropriated for Legal Reserve:
Balance at beginning of period	47,463	39,670
Transfer from unappropriated retained earnings	7,320	7,793

Balance at end of period	54,783	47,463

Unappropriated:
Balance at beginning of period	1,397,313	1,072,234
Cumulative effect of a change in accounting principle –adoption of FIN No.48	—	(5,113)
Net income	240,548	410,061
Cash dividends paid	(41,788)	(72,076)
Dividends paid per share
Six-month period ended September 30, 2008: ¥23.0
Year ended March 31, 2008: ¥40.0
Transfer to retained earnings appropriated for legal reserve	(7,320)	(7,793)

Balance at end of period	1,588,753	1,397,313

Accumulated Other Comprehensive Income (Loss) (After Income Tax Effect):
Balance at beginning of period	(25,775)	260,730
Unrealized holding gains and losses on available-for-sale securities	(52,364)	(118,476)
Foreign currency translation adjustments	(82,791)	(125,787)
Defined benefit pension plans	1,436	(34,447)
Net unrealized gains and losses on derivatives	(19,724)	(7,795)

Balance at end of period	(179,218)	(25,775)

Treasury Stock, at cost:
Balance at beginning of period	(5,130)	(3,468)
Purchases of treasury stock	(1,262)	(1,757)
Sales of treasury stock	283	95

Balance at end of period	(6,109)	(5,130)

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(Millions of Yen)	Six-Month Period Ended September 30, 2008	Year Ended March 31, 2008

Comprehensive income:
Net income	240,548	410,061
Other comprehensive income (loss) (After income tax effect):
Unrealized holding gains and losses on available-for-sale securities	(52,364)	(118,476)
Foreign currency translation adjustments	(82,791)	(125,787)
Defined benefit pension plans	1,436	(34,447)
Net unrealized gains and losses on derivatives	(19,724)	(7,795)

Comprehensive Income	¥87,105	¥123,556

Note:	Appropriations of retained earnings are reflected in the consolidated financial statements upon shareholders’ approval.

STATEMENTS OF CONSOLIDATED CASH FLOWS

(Supplementary Information) (Unaudited)

(Millions of Yen)	Six-Month Period Ended September 30, 2008	Six-Month Period Ended September 30, 2007*
Operating Activities:
Net Income	¥240,548	¥251,921
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations—net (after income tax effect)	—	(65,347)
Depreciation and amortization	70,594	66,649
Pension and severance costs, less payments	3,331	(2,432)
Provision for doubtful receivables	5,786	2,639
Gain on sales of securities—net	(18,467)	(51,032)
Loss on write-down of securities	24,746	12,663
Gain on disposal or sales of property and equipment—net	(5,160)	(1,202)
Impairment loss of long-lived assets	1,133	2,232
Deferred income taxes	(13,494)	(11,644)
Minority interests of earnings of subsidiaries	30,715	20,678
Equity in earnings of associated companies, less dividends received	(24,528)	(29,007)
Changes in operating assets and liabilities:
Increase in trade receivables	(12,368)	(93,328)
Increase in inventories	(90,483)	(19,882)
(Decrease) increase in trade payables	(15,358)	21,703
Other—net	(135,119)	22,706
Net cash used in operating activities of discontinued operations	—	(2,096)

Net cash provided by operating activities	61,876	125,221

Investing Activities:
Net decrease (increase) in time deposits	2,660	(302)
Net (increase) decrease in investments in and advances to associated companies	(95,329)	124,924
Net decrease (increase) in other investments	14,637	(985)
Net (increase) decrease in long-term loan receivables	(4,456)	1,025
Net increase in property leased to others and property and equipment	(109,045)	(66,834)

Net cash (used in) provided by investing activities	(191,533)	57,828

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Financing Activities:
Net increase (decrease) in short-term debt	92,571	(151,942)
Net decrease in long-term debt	(9,147)	(3,564)
Purchases of treasury stock—net	(880)	(991)
Payments of cash dividends	(41,788)	(30,342)

Net cash provided by (used in) financing activities	40,756	(186,839)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(5,165)	1,613

Net decrease in Cash and Cash Equivalents	(94,066)	(2,177)
Cash and Cash Equivalents at Beginning of Period	899,264	800,032

Cash and Cash Equivalents at End of Period	¥805,198	¥797,855

Note:	In accordance with SFAS No.144, the figures for the six-month period ended September 30, 2007 relating to discontinued operations have been reclassified.

OPERATING SEGMENT INFORMATION

(Supplementary information) (Unaudited)

The companies allocate their resources and review their performance by operating segments comprised of the business units of the Head Office and region-focused operating segments comprised of the regional business units. The companies’ operating segments have been aggregated based on the nature of the products and other criteria into eight product-focused reportable operating segments and three region-focused reportable operating segments.

Six-month period ended September 30, 2008 (from April 1, 2008 to September 30, 2008)

	(Millions of Yen)
	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	846,356	818,746	1,070,013	1,380,433	1,648,071	1,040,358	479,885	107,605
Gross Profit	34,324	91,769	62,138	55,070	167,126	42,056	46,139	34,234
Operating Income (Loss)	16,553	84,254	14,700	26,951	138,465	10,505	(2,446)	14,198
Equity in Earnings of Associated Companies	2,395	51,536	7,805	3,563	19,608	992	1,650	(3,628)
Net Income (loss)	9,285	91,962	17,131	3,971	83,103	5,357	(4,691)	1,214

Total Assets at September 30, 2008	686,868	1,001,520	1,535,186	845,918	1,782,007	702,599	697,407	623,750

		Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions		1,000,735	258,875	320,059	8,971,136	1,748	233	8,973,117
Gross Profit		65,199	12,851	17,204	628,110	2,807	(2,230)	628,687
Operating Income (Loss)		26,657	(229)	3,338	332,946	(46)	(22,100)	310,800
Equity in Earnings of Associated Companies		1,979	(83)	119	85,936	23	(94)	85,865
Net Income		13,927	2,944	24,771	248,974	3,188	(11,614)	240,548

Total Assets at September 30, 2008		726,863	278,820	310,585	9,191,523	2,881,936	(2,355,659)	9,717,800

Six-month period ended September 30, 2007 (from April 1, 2007 to September 30, 2007) (as restated)

	(Millions of Yen)
	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	741,214	819,546	1,080,522	1,278,331	1,229,699	998,555	570,292	83,131
Gross Profit	31,670	44,580	56,457	52,877	101,176	41,795	59,003	25,346
Operating Income (Loss)	14,291	36,239	13,378	23,383	78,486	9,125	9,502	10,111
Equity in Earnings of Associated Companies	2,681	38,672	1,614	2,867	19,245	784	4,143	(442)
Net Income	11,937	118,167	12,990	10,916	72,465	5,126	8,138	290

Total Assets at September 30, 2007	704,088	1,111,918	1,638,531	895,080	1,716,352	707,841	724,660	649,595

		Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions		788,192	254,394	362,424	8,206,300	3,179	(7,300)	8,202,179
Gross Profit		39,855	13,158	16,407	482,324	1,598	(5,398)	478,524
Operating Income (Loss)		5,673	1,113	4,431	205,732	(1,926)	(24,291)	179,515
Equity in Earnings of Associated Companies		2,411	121	412	72,508	42	(175)	72,375
Net Income		3,140	3,612	12,365	259,146	3,514	(10,739)	251,921

Total Assets at September 30, 2007		734,297	202,799	390,362	9,475,523	2,789,912	(2,234,600)	10,030,835

Notes:

1.	The “Consolidated Total” figures for the six-month period ended September 30, 2007 have been reclassified to conform to the change in current year presentation for discontinued operations in accordance with SFAS No. 144. The reclassification to income (loss) from discontinued operation—net (after income tax effect) is included in “Adjustments and Eliminations.”

2.	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at September 30, 2008 and 2007 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

3.	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

4.	Transfers between operating segments are made at cost plus a markup.

5.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.

6.	Reflecting a management focus on regional strategies, feed-related operations previously included in “Chemical”, along with certain US-based automotive-related subsidiaries that were formerly included in “Machinery and Infrastructure Projects”, have from April 1, 2008 been transferred to “Americas”. The operating segment information for the six-month period ended September 30, 2007 has been restated to conform to the current period presentation.

Shareholders’ information

Fiscal year end	March 31

Record date	March 31

Interim dividend record date	September 30

General Shareholders’ Meeting	June

Manager of the Register of Shareholders (head office)	The Chuo Mitsui Trust and Banking Company, Limited 33-1 Shiba, 3-chome Minato-ku, Tokyo

Contact information for above	The Chuo Mitsui Trust and Banking Company Limited, Stock Transfer Agency Division 8-4 Izumi, 2-chome Suginami-ku, Tokyo 168-0063 Tel: 0120-78-2031 (free dial)

Representative branches for above	The Chuo Mitsui Trust and Banking Company Limited (various locations around the country) JAPAN SECURITIES AGENTS, LTD. (main office, various locations around the country)

Stock exchange listings	Tokyo, Osaka, Nagoya, Sapporo, Fukuoka

Procedures after implementation of the electronic share certification system

From Monday, January 5, 2009, the new central clearing system for shares of listed companies will be established. On that day, all existing share certificates of listed companies will become null and void and shareholders’ rights will be managed electronically via accounts at securities companies and other financial institutions. In this connection, administrative procedures will be changed as follows:

1.	Payment of unpaid dividends

Please contact the Manager of the Register of Shareholders as it used to be.

2.	Change of address; sale or purchase of shares less than one unit; selection of method to receive dividend, etc.

(1)	For shareholders using the Japan Securities Depository Center, Incorporated. (“JASDEC”): Please contact your securities company, etc.

(2)	For shareholders not using the JASDEC: Please contact the Account Management Institution for a special account.

Please note that with regard to shareholders in category (2), any application including the one for transfer from the accounts at securities companies or other such financial institutions to your individual accounts will only be accepted after the scheduled registration to such special account on Monday January 26, 2009.

• Account Management Institution	The Chuo Mitsui Trust and Banking Company Limited 33-1 Shiba, 3-chome Minato-ku, Tokyo

• Contact information for above	The Chuo Mitsui Trust and Banking Company Limited, Stock Transfer Agency Division 8-4 Izumi, 2-chome Suginami-ku, Tokyo 168-0063 Tel: 0120-78-2031 (free dial)

• Representative branches for above	The Chuo Mitsui Trust and Banking Company Limited (various locations around the country) JAPAN SECURITIES AGENTS, LTD. (main office, various locations around the country)

Procedures for applications to buy or sell shares less than one unit around implementation of the electronic share certification system

In connection with the transfer to the electronic share certification system, any application from shareholders not using JASDEC will be changed as follows:

1. For shareholders requiring the Company to purchase share less than one unit, payments will take place on Monday January 26, 2009, if the request is made between Thursday December 25, 2008 and Sunday January 4, 2009*. (Any application for such request will be returned if there is no available closing price by Tuesday December 30, 2008.) Moreover, no applications will be accepted between Monday January 5, 2009 and Sunday January 25, 2009.

*	The office will be closed between Wednesday December 31, 2008 and Sunday January 4, 2009.

2. No Request to the Company for additional shares less than one unit will be accepted between Friday December 12, 2008 and Sunday January 25, 2009.

Please also note that any requests for sale and purchase of shares less than one unit by shareholders using JASDEC will be similarly restricted immediately prior to the electronic share certification system. For details please contact your securities company or other financial institution.

Dividend receipt procedures after the electronic share certification system

Under the electronic share certification system, new options for receiving dividends will be available, including receipt at a newly registered account designated for the receipt of dividends from all your shares and the receipt an account with a securities company, in addition to the current method of electronic transfer to your account. We recommend any of these transfer methods above to ensure receipt of all dividends. Please contact your securities company, etc. for further information.

Management Philosophy (MVV)

Mission

We will contribute to the creation of a future where the dreams of the inhabitants of our irreplaceable Earth can be fulfilled.

Vision

We aim to become a global business enabler that can meet the needs of our customers throughout the world.

Values

•	Making it a principle to be fair and humble, we, with sincerity and in good faith, will strive to be worthy of the trust society places in us.

•	With lofty aspirations and from an honest perspective, we will pursue business that benefits society.

•	Always taking on the challenge of new fields, we will dynamically create business that can lead the times.

•	Making the most of our corporate culture that fosters “Freedom and Open-mindedness,” we will fully demonstrate our abilities as a corporation as well as individuals.

•	In order to nurture human resources full of creativity and a superior sense of balance, we will provide our people with a workplace for self-development as well as self-realization.

Mitsui & Co., Ltd.	2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Tel: 03-3285-1111 (general) Website: www.mitsui.co.jp